

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3030

December 21, 2017

<u>Via E-mail</u>
E. Mark Rajkowski
Chief Financial Officer
Xylem Inc.
1 International Drive
Rye Brook, NY 10573

     Re: Xylem Inc.
           Form 10-K for the Fiscal Year Ended December 31, 2016
           Filed February 23, 2017
           File No. 001-35229

Dear Mr. Rajkowski:

     We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                    Sincerely,

                    /s/ Kevin J. Kuhar

                    Kevin J. Kuhar
                    Accounting Branch Chief
                    Office of Electronics and Machinery